Contacts: Kelly J. Price
                                                       Chief Financial Officer
                                                                (206) 298-2909
                                                                            or
                                                     Roy Winnick or Mark Semer
                                                             Kekst and Company
                                                        (212) 521-4842 or 4802


EMERITUS CORPORATION RECEIVES SUPPORT NECESSARY TO CALL
SPECIAL MEETING OF ARV ASSISTED LIVING INC. SHAREHOLDERS

-- Calls ARV Board's Latest Rejection of Its All-Cash Premium Offer "Disappointing for All Public Shareholders" --


SEATTLE, January 7, 1998 -- Emeritus Corporation (Amex: ESC) today announced that it and other shareholders of ARV Assisted Living, Inc. (Amex: SRS; formerly Nasdaq: ARVI), who, in the aggregate, hold more than
2.6 million shares of ARV common stock (or approximately 16.5% of such shares outstanding) have requested that ARV call a special meeting of ARV shareholders for February 6, 1998 at 3 o'clock p.m. in a location to be determined. Under California law, shareholders owning 10% of ARV are permitted to require ARV to call a special meeting. The purpose of the special meeting is to give the ARV shareholders an opportunity to vote on Emeritus' all-cash offer of $17.50 net per share. The shareholders calling for the Special Meeting included Gary Davidson, the former Chairman of the Board and Chief Executive Officer of ARV.

Separately, Emeritus said that the ARV Board's recommendation to ARV shareholders that they reject the Emeritus offer, which was indicated in a Schedule 14D-9 filed by ARV on Monday afternoon with the Securities and Exchange Commission, was "disappointing for all public shareholders."

Daniel R. Baty, Chairman and Chief Executive Officer of Emeritus, said:
"Since we first communicated our interest in a business combination with ARV last July, we have consistently invited ARV to negotiate with us and they have consistently refused to do so. Now they have rejected our offer and attempted to criticize it and cloud the issue for shareholders by producing a laundry list of supposed concerns with our offer. The truth is that the ARV Board of Directors has repeatedly demonstrated its unwillingness to seriously consider any offer from us and has conducted itself in a manner that, in our view, constitutes a clear breach of its fiduciary duty to all ARV shareholders. Their latest response is nothing more than an attempt to hide the real issue from ARV shareholders, which is price.

"The choice that ARV shareholders have to make is between our current offer and the speculative long-term share price of ARV. We are offering ARV shareholders $17.50 per share in cash today, which is a 23% premium over ARV's closing share price of $14.25 on December 18, the last trading day before we announced our offer, and a 54% premium over the closing price of $11.375 on July 14, 1997, the last trading day prior to the announcement of ARV's original transaction with Prometheus Assisted Living LLC ('Prometheus'). The ARV Board, on the other hand, is offering its shareholders nothing today and, instead, is asking them to wait an indefinite period of time while the Board attempts to implement a strategy with Prometheus and Kapson Senior Quarters Corp. that may or may not result in an increase in ARV's current stock price.

"Furthermore, we find it disingenuous that ARV has listed as one of its reasons for rejecting our offer the fact that the ARV common stock has 'increased in value by more that 38% since July 14, 1997' when three reasons for the increase in the price of the stock are attributable to us. Our purchases in the open market since July 14 of 627,200 shares at prices ranging from $11.67 to $16.30 per share, our public proposal on October 13, 1997 to purchase ARV for $16.50 per share and our announcement of a tender offer at $17.50 per share on December 19, 1997 have all acted to raise the price of the ARV common stock over the period of time in question. The ARV Board seems to have forgotten that the ARV Common Stock closed at $13.75 on October 2, 1997, after an affiliate of Prometheus announced the acquisition of Kapson and proposed an alliance between ARV and Kapson earlier that day.

"However, although we find ARV's response disappointing, we are encouraged by the support we have received from those shareholders who have joined with us to call the special meeting and we will continue to take the steps necessary to present our offer directly to all shareholders, to effect a merger of Emeritus and ARV, and thereby to create one of the nation's leading assisted living companies."

As previously announced, Emeritus and EMAC Corp. on December 19 commenced a cash tender offer of $17.50 per share for all outstanding shares of ARV Assisted Living, Inc. The 1,077,200 shares of ARV common stock that Emeritus currently holds represent approximately 6.8% of the ARV shares currently outstanding (or 9.3% of the ARV shares outstanding prior to ARV's redemption last month of the $60 million principal amount of 6.75% Convertible Subordinated Notes due 2007 and the related issuance by ARV to Prometheus of 4.3 million ARV shares at an effective, below-market price of $14.00 per share). Also as previously announced, the offer and withdrawal rights expire at 11:59 p.m., New York City time on January 21, 1998 unless the offer is extended or withdrawn.

Emeritus is a senior housing services company focused on operating residential-style assisted-living communities. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus currently holds interests in 117 communities representing capacity for more than11,000 residents in 25 states and Canada (including a minority interest in Alert Care Corp.). Emeritus' common stock is traded on the American Stock Exchange under the symbol "ESC."
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